Pembina Pipeline Announces Positive Final Investment Decision on the Greenlight Electricity Centre
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including annual run rate adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"). For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, ALBERTA, July 2, 2026 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA), Morgan Stanley Infrastructure Partners ("MSIP"), and Kineticor Asset Management ("Kineticor"), partners in the Greenlight Electricity Centre Limited Partnership ("Greenlight") (collectively, the "Partners"), today announced a positive final investment decision on the Greenlight Electricity Centre ("GLEC" or the "Project"). GLEC is a 932 megawatt ("MW") gas-fired combined cycle power generation facility to be located in Sturgeon County, within the Alberta Industrial Heartland, to serve a major data centre development (the "Customer").
Rapid growth in artificial intelligence (AI) and cloud computing is driving durable global demand for data centre capacity and Alberta has positioned itself as an attractive jurisdiction for significant investment. Data centre projects require long-term, reliable power, and natural gas-to-power infrastructure has an important role to play in the success of this growing industry. Pembina and Kineticor have been instrumental in enabling development of the Customer's data centre project, a first of its kind in Canada. The Partners are first movers in responding to Alberta's large-scale data centre power needs and are proud to serve as the Customer's long-term, behind-the-meter power provider.
Highlights
•Strategic Fit – The Project fits squarely within Pembina's 3C's Strategy to Capture volumes, Connect them to markets, and Catalyze new demand platforms. Extending its track record of value creation from adjacent new businesses, Pembina will benefit directly from its investment in GLEC through a new long-term, stable cash flow stream, and increased business and customer diversification. Additionally, GLEC will Catalyze intra-basin natural gas demand and provide a valuable new egress option to support Canadian natural gas production growth. This growth is expected to benefit Pembina's existing businesses, including natural gas processing and transportation, and natural gas liquids ("NGL") transportation, fractionation and marketing.
•Long-term Commercial Support – Consistent with Pembina's fee-based midstream model, GLEC will supply electricity to the Customer's data centre under a long-term tolling agreement. The agreement is a tolling arrangement providing revenues in the form of capacity payments and usage-based payments (e.g. fuel and operations and maintenance costs). The anticipated in-service date for the Project is the second half of 2030.
•Strong Project Economics – Greenlight has obtained a Class III level capital cost estimate of approximately $4 billion, or approximately $2 billion net to Pembina. Approximately 85 percent of this cost has been secured under fixed price agreements. The total Project cost, including $0.6 billion (gross) of interest during construction and other financing costs is expected to be approximately $4.6 billion, or approximately $2.3 billion, net to Pembina. Inclusive of the proceeds of $190 million, net to Pembina, from the sale of land to the Customer, Pembina's total net investment in GLEC will be approximately $2.1 billion. The Project is expected to generate annual run-rate adjusted EBITDA of approximately $310 million, net to Pembina.

•Growth Platform – GLEC will provide a meaningful contribution to Pembina's growth in 2030 and beyond, including its recently announced 5-7 percent fee-based adjusted EBITDA per share growth target to 2030. Further, Pembina believes this to be a highly scalable new business line. Pembina and its partners are advancing potential additional power-to-data centre projects, including a second phase of the generation Project, as well as other opportunities that could contribute significantly to Pembina's long-term growth.
•Greenlight Ownership – Greenlight is owned by Pembina (47.5 percent), MSIP (47.5 percent), and Kineticor (5 percent).
"This is a tremendously exciting development within Pembina's growing and increasingly diversified business. Together with Kineticor, we have leveraged our advantaged position within the Canadian midstream energy industry and are proud to be the first mover in responding to the power requirements of Alberta-based data centres, all within Pembina's proven midstream model. Dedicated, contracted gas-to-power infrastructure represents a promising new growth platform, through which we are also helping to catalyze new natural gas demand that will provide additional benefits throughout our business." – Scott Burrows, President and Chief Executive Officer, Pembina
"The GLEC represents a significant investment in Alberta's future and a major step forward in establishing a dynamic new industry. Alberta's strong regulatory framework combined with the Province's commitment to the sustainable growth of the data centre industry has created the conditions necessary to advance this project to a positive final investment decision. We remain committed to developing sustainable infrastructure projects across Alberta that deliver affordable and reliable power while supporting long-term economic growth." – Andrew Plaunt, Chief Executive Officer, Kineticor
"Reliable, dispatchable power is the foundation of the AI and cloud economy and Greenlight will deliver it at scale to one of Canada's most important new data centre developments. We are proud to partner with Pembina and Kineticor to begin construction on this landmark project and look forward to expanding the partnership to support future growth in Alberta.” – Chris Ortega, Head of the Americas for MSIP
“Alberta natural gas is powering the digital economy forward with this significant investment in electricity generation. This announcement reflects the positive momentum created by the province's memorandum of understanding with the federal government last fall, including the abeyance of the federal government’s Clean Electricity Regulations. Investments like this will lead to thousands of jobs, significant economic growth, and hundreds of millions in provincial revenue that can be reinvested to support the services that matter most to Albertans.” – Premier Danielle Smith
"Greenlight is a great addition to our Industrial Heartland and we welcome the opportunities it brings with its development. By building new power generation, this project helps create the reliable energy supply needed to enable future industrial growth, attract investment, and strengthen our region’s competitiveness without increasing demand on Alberta's electricity grid. We congratulate Greenlight and its partners on moving forward with this project and the role it plays in supporting Alberta’s energy future." – Sturgeon County Mayor Alanna Hnatiw

Greenlight Electricity Centre Overview
The Project will consist of a 932 MW combined cycle gas power plant that will supply power on a dedicated basis to the Customer's data centre. The site has the potential to be expanded to a permitted generation capacity of 1,864 MW.
GLEC will utilize two highly efficient SGT6-8000H gas turbines, two SST6-5000 “KN” Steam Turbines coupled with two SGen6-3000W Generators - all from Siemens Energy. Combining gas and steam power production in this configuration increases energy efficiency compared to traditional simple cycle gas turbine generators. Greenlight has ensured delivery timing and cost certainty through a fixed price agreement with Siemens Energy Inc. as well as a long-term service agreement with Siemens Energy Canada Limited.
GLEC will require approximately 150 million cubic feet per day of natural gas. Through recent open seasons on Pembina's Alliance Heartland Expansion Project and the TC Energy Nova Gas Transmission Ltd. systems, and other commercial arrangements, Greenlight has secured sufficient natural gas transportation capacity on a long-term basis to support the Project. Greenlight's natural gas contracting strategy provides redundancy and operational flexibility.
Greenlight has leveraged the combined experience, strong relationships, and contracting expertise of Pembina and Kineticor to support development of the Project. Kineticor led the origination and development of GLEC as part of a fully integrated offering to the Customer and will be responsible for the ongoing development of future expansion opportunities. Pembina will lead the GLEC construction management workstream, leveraging its track record of building infrastructure on time and on budget. Following construction, GLEC will be operated by a third-party contract operator under a long-term services agreement.
The Project has received all major regulatory approvals and has an anticipated in-service date in the second half of 2030.
Commercial Structure
Greenlight and the Customer have entered into a long-term Electrical Energy Supply Agreement ("EESA") under which Greenlight will provide 932 MW of capacity from GLEC to power the Customer's data centre. The EESA is structured as a tolling agreement, supporting a stable stream of capacity payments and usage-based payments (e.g. fuel and operations and maintenance costs).
GLEC's commercial structure aligns with Pembina's fee-based midstream model and will strengthen the Company's business profile by generating additional low-risk cash flows and diversifying its customer base with a new, global, investment grade counterparty.
Project Economics and Funding
Greenlight has entered into fixed price agreements with a consortium of Aecon Group Inc. (TSX: ARE) and Técnicas Reunidas for the engineering, procurement, and construction ("EPC") of GLEC. Together with the fixed price agreement for the purchase of turbines from Siemens, approximately 85 percent of the Project's cost has been de-risked.
Once operational, GLEC is expected to generate annual run-rate adjusted EBITDA of approximately $310 million, net to Pembina. The Project's economics reflect a prudent risk profile, including a long-term commercial agreement, lump sum EPC agreement, and certain cost protections. Separate from GLEC, Pembina may benefit from additional economics related to gas processing and transportation, liquids transportation, and fractionation.

Greenlight has arranged asset-level debt financing for approximately 60 percent of the Project's cost with the remaining 40 percent to be financed through equity contributions. Pembina's net investment of approximately $2.3 billion represents a requirement whereby each of Pembina and MSIP will fund 50 percent of Greenlight's capital. Pembina's contribution will be financed through a combination of project debt and approximately $1 billion of equity contributions. Capital spending in 2026-2027 will be funded with asset-level debt financing, while capital spending in 2028-2030 will be funded with partner equity contributions.
Integration and Expansion Opportunities
Pembina's advantages include its fully integrated wellhead-to-market infrastructure and ability to service customers across the full hydrocarbon value chain. Through GLEC, Pembina is extending its business into an adjacent opportunity arising from its existing footprint, unique capabilities, and strong relationships.
In addition to the direct benefits of Pembina's investment in the Project, GLEC will create valuable new demand for Canadian natural gas, supporting production growth that is expected to benefit Pembina's existing gas processing and gas transportation businesses, including providing support for a regional expansion of the Canadian segment of the Alliance Pipeline.
Alliance Pipeline's binding open season for a new proposed short-haul point-to-point transportation service on the Canadian segment of its system concluded on April 20, 2026. The proposed Alliance Heartland Expansion Project would provide natural gas delivery to a new meter station in Fort Saskatchewan with an anticipated in-service date in the fourth quarter of 2029. Successful proponents have been awarded capacity conditional on the project being sanctioned. The Alliance Heartland Expansion Project continues to progress toward a final investment decision, with ongoing workstreams focused on engineering and regulatory activities, including the filing of applications with the Canada Energy Regulator, which is expected to occur in August 2026.
Further, growing natural gas production supports the associated growth of other products in the Western Canadian Sedimentary Basin, including condensate and NGL, providing additional benefits to Pembina from increased liquids transportation, fractionation and marketing services.
Future opportunities associated with GLEC include the potential to support development of the Alberta Carbon Grid and the transportation and sequestration of emissions from the Project.
GLEC is the first project within a scalable new platform. The Partners are aligned in their desire to build a midstream power business and aspire to repeat the success of GLEC with an expansion of the existing project and/or through the development of additional power plants for other data centre customers. A future expansion is expected to align well with the AESO's Phase 2 Large Load Allocation process and the Province of Alberta's 'bring your own power' data centre strategy.
Greenlight LP Ownership Update
MSIP has acquired from OPTrust, Kineticor's majority shareholder, its 50 percent ownership interest in Greenlight. In addition, upon FID, Kineticor was granted a five percent interest in Greenlight. The resulting ownership of Greenlight is Pembina (47.5 percent), MSIP (47.5 percent), and Kineticor (5 percent).
Greenlight's future capital expenditures will be funded equally between Pembina and MSIP.
"Pembina has enjoyed a strong relationship with OPTrust and Kineticor. Together we have supported development of a new data centre industry in Alberta and positioned Greenlight as a dedicated power provider with a scalable, high growth platform," said Scott Burrows, Pembina's President and CEO. "We look forward to working with MSIP given our complementary strengths and mutual desire to invest capital and generate attractive returns. MSIP is well funded and brings valuable expertise in global infrastructure development that will contribute meaningfully to our shared success."
Advisors
Blake, Cassels & Graydon LLP acted as legal counsel to Greenlight with respect to the commercial agreements and project financing.
Norton Rose LLP acted as counsel to Pembina on the joint venture formation and other commercial agreements.
Osler, Hoskin & Harcourt LLP acted as legal counsel with respect to the EPC agreements.
McCarthy Tetrault LLP acted as legal counsel to lenders.
MUFG Bank, Ltd. acted as financial advisor on the project financing.
Santander acted as exclusive M&A and financing advisor to MSIP on the transaction.
Macquarie Capital acted as exclusive financial advisor to OPTrust and Kineticor.
Kirkland & Ellis and Bennett Jones acted as legal counsel to MSIP.

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements and financial outlooks pertaining to, without limitation, the following: Pembina's strategy and the development and expected timing of the Project and any expansion thereof, and the expected costs, financing, impacts, and benefits thereof and opportunities therefrom; expectations regarding the Alliance Heartland Expansion Project, including the expected timing, impacts and benefits thereof; expectations regarding existing and future commercial agreements, including the long-term tolling agreement, and the anticipated timing, product volumes, and benefits thereof; the successful completion of related third-party projects; statements regarding Pembina's financial and operational performance; expectations regarding the future performance of the Company's assets, including future pipeline, processing, transportation, fractionation and marketing operations; and expectations and targets regarding annual run rate adjusted EBITDA and fee-based adjusted EBITDA per share growth.
These forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release, including, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices (including long-term average historical pricing and frac spreads), interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be entered into and performed in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that there are no supply chain disruptions impacting Greenlight's or Pembina's ability to obtain required equipment, materials or labour for the Project; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: risks relating to the development, construction, financing and operation of the Project, including contractor and counterparty performance and the ability to complete the Project on the anticipated timeline, budget and economics; the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; geopolitical risks; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 26, 2026 for the year ended December 31, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking information and financial outlooks contained in this news release have been approved by management as of the date of this news release. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures, together with financial measures specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures: annual run rate adjusted EBITDA. The non-GAAP financial measures disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures disclosed by other issuers. Such financial measures should not, therefore, be considered in isolation or as a substitute for, or superior to, measures of Pembina's financial performance or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of profit from equity accounted investees	1	42	134	231	74	55	209	328
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs (income)	1	7	113	175	(16)	(23)	98	159
Income tax expense	—	—	46	73	—	—	46	73
Depreciation and amortization	2	39	254	221	—	7	256	267
Unrealized loss on commodity-related derivative financial instruments	—	—	4	2	—	—	4	2
Gain on disposal of assets	—	—	(2)	—	(62)	—	(64)	—
Impairment expense	—	—	193	—	—	—	193	—
Other non-cash provisions	—	—	2	15	—	—	2	15
Total adjustments to share of profit (loss) from equity accounted investees	3	46	610	486	(78)	(16)	535	516
Adjusted EBITDA from equity accounted investees	4	88	744	717	(4)	39	744	844

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